                                                            August 14, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              801 East 86th Avenue
                             Merrillville, IN 46410

                                File No. 70-9131

Gentlemen:

      In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated May 6, 1998, authorizing the activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:

1. During the calendar quarter, Columbia Service Partners, Inc. ("Partners") recorded $2,509,989 in revenues. The largest percentage (49%) of the revenues are attributed to the Gas Line Guarantee service that Partner's offers.

2. During the calendar quarter, Partners did not have to reimburse Columbia Energy Group's ("Columbia") local distribution company subsidiaries for labor costs as none were incurred on the behalf of Partners.

3. A balance sheet as of June 30, 2002 and an income statement for the three-month period ended June 30, 2002 for Partners is attached.

4. During the calendar quarter, Partners did not engage in long-term operation, load control or network control of any electric generation, transmission or distribution facility.

5. In May 2000, Columbia Energy Group announced that it was in the process of preparing its propane and petroleum business for sale. During the third quarter ended September 30, 2001, the operations of Columbia Propane Corporation (Columbia Propane) were sold.



                                    Very truly yours,

                                    COLUMBIA ENERGY GROUP


                                    By:    /s/ Jeffrey W. Grossman
                                        ------------------------------------
                                         Jeffrey W. Grossman
                                         Vice President and Controller

                            COLUMBIA SERVICE PARTNERS
                                  Balance Sheet
                               As of June 30, 2002
                                 (U.S. Dollars)

($ in thousands)
================================================================================
ASSETS

PROPERTY, PLANT AND EQUIPMENT
   Fixed assets                                                            774
   Accumulated depreciation and depletion                                 (560)
--------------------------------------------------------------------------------
Net Property, Plant and Equipment                                          214
--------------------------------------------------------------------------------

INVESTMENTS AND OTHER ASSETS
   Other investments                                                        23
--------------------------------------------------------------------------------
Total Investments                                                           23
--------------------------------------------------------------------------------

CURRENT ASSETS
   Cash                                                                      8
   Temporary cash investments (money pool)                              12,112
   Accounts receivable                                                   1,222
   Prepayments and other                                                 1,185
--------------------------------------------------------------------------------
Total Current Assets                                                    14,527
--------------------------------------------------------------------------------

OTHER ASSETS
   Deferred charges and other                                              103
--------------------------------------------------------------------------------
Total Other Assets                                                         103
--------------------------------------------------------------------------------
TOTAL ASSETS                                                            14,867
================================================================================

CAPITALIZATION AND LIABILITIES
CAPITALIZATION
   Common Stock Equity                                                       5
   Additional paid in capital                                            1,995
   Retained earnings                                                     4,789
--------------------------------------------------------------------------------
Total Capitalization                                                     6,789
--------------------------------------------------------------------------------

CURRENT LIABILITIES
   Accounts payable                                                      1,047
   Intercompany accounts payable                                            23
   Accrued income taxes                                                  2,166
   Other                                                                 4,842
--------------------------------------------------------------------------------
Total Current Liabilities                                                8,078
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                    14,867
================================================================================

                            COLUMBIA SERVICE PARTNERS
                        STATEMENT OF CONSOLIDATED INCOME
                    For the Three Months Ended June 30, 2002
                                 (U.S. Dollars)


($ in thousands)
================================================================================
NET REVENUES                                                             2,591

OPERATING EXPENSES
     General and administrative                                          1,280
     Depreciation and amortization                                          36
--------------------------------------------------------------------------------
Total Operating Expenses                                                 1,316
--------------------------------------------------------------------------------
OPERATING INCOME                                                         1,275
--------------------------------------------------------------------------------
Other Income
     Interest income                                                        87
--------------------------------------------------------------------------------
Total Other Income                                                          87
--------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                    1,362
INCOME TAXES                                                               441
--------------------------------------------------------------------------------
NET INCOME                                                                 921
================================================================================